FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2003

HOLMES FINANCING (No 1) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 April 2003

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	313,971	308,910
Interest receivable - Cash Deposits	3,638	3,230
	317,609	312,140
Interest payable - Mortgages	(313,971)	(308,910)
Interest payable - Cash Deposits	(3,638)	(3,230)
	(317,609)	(312,140)
Net operating income	-	-
Fees receivable	6,362	3,638
Fees payable	(6,362)	(3,638)
Operating expenses	(4,276)	(3,627)
Provision charges	(172)	(18,474)
Other income	4,447	22,101
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 April 2003

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		23,643,836
Current assets		
Bank interest receivable	480	
Cash at bank	245,971	
Other debtors	44,381	
Taxation	6	
Amounts due from Funding	34,261	
	325,099	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(324,934)	
Sundry creditors	(165)	
	(325,099)	
Net current assets		0
Total assets less current liabilities		23,643,836
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(8,221,687)
Funding share of mortgage loans		(15,422,149)
Net assets		0
Capital and reserves		
Share capital (£2)		0
Reserves		0
		0

Holmes Funding Limited
Profit & Loss Account
Period ended 15 April 2003

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	168,642	157,290
Interest receivable - Cash Deposits	4,912	8,230
	173,554	165,520
Interest payable - Inter-company loans	(151,309)	(145,056)
Interest payable - Start up loans	(668)	(707)
	(151,977)	(145,762)
Net operating income	21,577	19,757
Other income	6,046	4,031
Operating expenses	(6,509)	(15,938)
Deferred consideration	(24,408)	(18,502)
Profit/(loss) on ordinary activities before taxation	(3,295)	(10,652)
Taxation	3,314	(11)
Profit/(loss) on ordinary activities after taxation	19	(10,663)
Dividend	-	-
Retained profit/(loss) brought forward	(14,703)	(4,040)
Retained profit/(loss) carried forward	(14,684)	(14,703)

Holmes Funding Limited
Balance Sheet
Period ended 15 April 2003

			£'000
Fixed asset investments			
Beneficial interest in Trust mortgage portfolio		15,422,149	
Current assets			
Deferred expenditure (costs of securing)	30,217		
Sundry debtors	82		
Taxation	4,178		
Cash at bank:			
Reserve funding	281,044		
Transaction account	1,881		
Funding GIC account	601,011		883,936
	918,413		
Creditors: Amounts falling due within one year			
Deferred consideration creditor	151,492		
Interest payable accrual	2,999		
Amounts due to Trustee	34,261		
Interest payable - Inter-company loans	5,346		
Sundry creditors	4,304		
	198,403		
Net current assets		720,010	
Total assets less current liabilities		16,142,159	
Creditors: Amounts falling due after more than one year			
Inter-company loans		(16,087,329)	
Start up loans		(69,514)	
Net assets		(14,684)	
Capital and reserves			
Share capital (£2)		-	
Reserves		(14,684)	
		(14,684)	

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 April 2003

	£'000	£'000
Balance on cash accumulation ledger	599,896	

Available credit enhancement

	First Reserve	Second Reserve
Reserve funds at closing	224,153	56,891
Initial closing reserve funds	195,411	56,891
Drawings to make bullet repayment	-	-
Other drawings	-	-
Transfers from revenue receipts	28,743	-
Closing reserve balance	224,153	56,891
Target reserve funds	291,000	73,826

Principal deficiency ledger	AAA	BBB
Opening PDL balance	Nil	Nil
Losses this quarter	-	-
PDL top up from revenue income	-	-
Closing PDL balance	Nil Nil	Nil

Start up loan outstanding

Opening balance	68,065
Initial start up loan (incl. accrued interest)	14,792
Second start up loan (incl. accrued interest)	14,742
Third start up loan	17,500
Fourth start up loan	7,500
Fifth start up loan	5,100
Sixth start up loan	6,100
Seventh start up loan	3,780
	69,514
Accrued interest	2,999
Repayments made	-
Closing balance	72,514

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Financing (No. 1) PLC
Profit & Loss Account
Period ended 15 April 2003

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	23,900	24,289
Interest receivable - Cash deposits		
	23,900	24,289
Interest payable - Notes	(23,900)	(24,289)
Interest payable	-	-
	(23,900)	(24,289)
Net operating income	0	-
Other income	-	48
Operating expenses	-	(48)
Profit on ordinary activities before taxation	0	-
Taxation	(5)	-
Profit on ordinary activities after taxation	(5)	-
Dividend	-	-
Retained profit brought forward	35	35
Retained profit carried forward	30	35

Holmes Financing (No. 1) PLC
Balance Sheet
Period ended 15 April 2003

		£'000
Fixed asset investments		
Loans to Funding		2,256,000
Current assets		
Sundry debtors	16	
Cash at bank	27	
	43	
Creditors: Amounts falling due within one year		
Sundry creditors	-	
	-	
Net current assets		43
Total assets less current liabilities		2,256,043
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,256,000)
Net assets		43
Capital and reserves		
Share capital		13
Reserves		30
		43

Holmes Financing (No. 1) PLC

Notes Outstanding

Period ended 15 April 2003

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA	AAA
	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Moody's current rating	Aa	Aa	Aa		Aaa
S&P current rating	AA	AA	AA		AAA
Fitch Ratings current rating	AA	AA	AA		AAA
	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Moody's current rating	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA		AAA

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
	$	$	£	€	£
Initial note balance	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
Previous quarter's note principal	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
Note redemptions	-	-	.	-	-
Outstanding note principal	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
	$	$	£		£
Initial note balance	31,500,000	34,500,000	24,000,000		11,000,000
Previous quarter's note principal	31,500,000	34,500,000	24,000,000		11,000,000
Note redemptions	-	-	.		-
Outstanding note principal	31,500,000	34,500,000	24,000,000		11,000,000
	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
	$	$	£		£
Initial note balance	42,000,000	45,000,000	30,000,000		14,000,000
Previous quarter's note principal	42,000,000	45,000,000	30,000,000		14,000,000
Note redemptions	-	-	.		-
Outstanding note principal	42,000,000	45,000,000	30,000,000		14,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Note interest margins	14	19	26	26	N/A
Step up dates	N/A	N/A	N/A	N/A	16/07/2010
Step up margins	N/A	N/A	N/A	N/A	125
	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Note interest margins	38	41	45		62
Step up dates	16/07/2010	16/07/2010	16/07/2010		16/07/2010
Step up margins	138	141	145		162
	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Note interest margins	103	115	160		175
Step up dates	16/07/2010	16/07/2010	16/07/2010		16/07/2010
Step up margins	203	215	260		275

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/07/2003

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated: 14 May, 2003   **By / s / Natalie Weedon**
                                                           (Authorised Signatory)